American Funds Short-Term Tax-Exempt Bond Fund
333 South Hope Street
Los Angeles, California 90071

Telephone (213) 486-9200
Fax (213) 486-9455

For period ending 01/31/10
File number 811-05750

77C.           The Board of Trustees of American Funds Short-Term Tax-Exempt Bond Fund presented several proposals to its shareholders.  These measures were designed to increase investment flexibility, streamline fund administration and reduce expenses.  The fund’s shareholder meeting was held November 24, 2009.

The results of the proposals submitted to vote for the American Funds Short-Term Tax-Exempt Bond Fund are as follows:

Election of Trustees:

Trustee	Votes For	Votes Withheld
Lee A. Ault III	26,067,906	610,902
William H. Baribault	26,099,635	579,173
Brenda S. Ellerin	26,079,297	599,511
James G. Ellis	26,067,906	610,902
Martin Fenton	26,099,635	579,173
Leonard R. Fuller	26,099,713	579,095
Paul G. Haaga, Jr.	26,067,874	610,934
W. Scott Hedrick	26,062,443	616,365
R. Clark Hooper	26,099,667	579,141
Merit E. Janow	26,099,635	579,173
Laurel B. Mitchell	26,111,058	567,750
Frank M. Sanchez	26,099,681	579,127
Margaret Spellings	26,111,058	567,750
Steadman Upham	26,095,797	583,011

Approval of a policy allowing Capital Research and Management Company to appoint subsidiary advisers to manage the day-to-day investment activities of the fund without additional shareholder approval:

Votes For	Votes Against	Votes Abstaining*
21,817,188	710,871	4,150,749

Approval of amendments to the fund’s Investment Advisory and Service Agreement with Capital Research and Management Company:

Votes For	Votes Against	Votes Abstaining*
21,920,892	552,918	4,204,998

Approval of a form of Subsidiary Agreement and appointment of subsidiary advisor(s) for the fund:

Votes For	Votes Against	Votes Abstaining*
21,925,195	585,339	4,168,274

*Includes broker non-votes.